December 1, 2016

Mrs. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC  20549

Re:

Manor Investment Funds

File Number:  811-09134

Dear Christine,

Thank you for your review and comments on the documentation and filings of Manor Investment Funds.  The changes will certainly improve and clarify shareholder reporting.  I submit the information below as response to your comments during our telephone conversation of October 11, 2016 and subsequent discussion.  If you have additional comments, or if you require any changes or elaboration of my responses, please do not hesitate to contact me.

Form N-CSR as of December 31, 2015 filed 3/1/2016:

Staff comment:

The performance illustration page for the Growth Fund duplicated the performance illustration page for the Manor Fund, omitting the Growth Fund page.

Response:

The performance page for the Growth Fund has been corrected and the N-CSR has been resubmitted.  The performance illustration pages for each of the funds are correct in the printed annual report sent to shareholders and in the electronic version posted on the website of the funds, therefore no updates on these reports were necessary.

Staff comment:

The note attached to the performance illustration page for each fund refers to the respective Lipper mutual fund index as unmanaged.  These indices should be described as managed indices, net of fees.

Response:

The fund will revise the note for each of the funds to refer to the Lipper indices as managed, net of fees, as illustrated for the Manor Fund:

** The Lipper Large-Cap Core Index is an index compiled by Lipper Analytical comprised of mutual funds that are managed using large-cap stocks with a blend of growth and value.  The illustrated returns are net of fees and expenses of the underlying funds included in the index, assume reinvestment of all distributions, and exclude the effect of taxes.  Individuals cannot invest directly in an index.

Staff comment:

Confirm that the Manor Fund dividend distribution for 2014, including a return of capital, complied with Section 19a of the Investment Company Act.

Response:

The Fund provided shareholders with information indicating the portion of their dividend distribution for the Manor Fund in 2014 attributable to return of capital.

Staff comment:

In Item 4 add detail to describe the nature of the services of the Independent Accountant.

Response:

Information in Item 4 will be amended to state that the services provided by the principal accountants under the category of “Tax Services” are limited to the preparation of income tax returns.

Staff comment:

In Item 4, provide additional information to cover disclosure required in Items 4e to 4h.

 Response:

The Fund will replace the last paragraph of Item 4 to provide the required disclosures as follows:

a)

The audit committee of the funds will review and discuss the scope of services provided by the principal accountant over the preceding two years.  The committee will determine if the fees, as presented, accurately represent the services rendered, and if the scope of those services fulfill the needs of the funds.  The committee incorporates this information into the approval of the principal accountant by the entire Board of Trustees.  The committee reviewed and approved all principal accountant fees and services provided to the fund.

b)

All audit related services provided by the principal accountant were performed by full-time principal employees.

c)

The audit committee has not approved any Non-Audit-Related fees over the past two fiscal years and the principal accountant has not billed the fund for any Non-Audit-Related services.  The audit committee approved the Tax-Fees billed to the funds for the last two fiscal years.  The services approved are limited to the preparation of income tax returns for the funds. The audit committee has not approved any other fees pertinent to the All Other Fees category over the past two fiscal years and the principal accountant has not billed the fund for any services applicable to this category.  The principal accountant also provides tax preparation and filing services for the investment advisor of the fund.

d)

The audit committee reviewed non-audit services performed by the principal account for the investment advisor of the fund and determined that these fees and services are compatible with maintaining the independence of the principal accountant.

Staff comment:

Certifications for the N-CSR should be executed by the signee as “Principal Executive Officer” and “Principal Financial Officer”.

 Response:

Daniel A. Morris will sign the certifications for the filings indicating that he acts as Manor Investment Fund’s Principal Executive Officer and Principal Financial Officer.

Prospectus dated April 30, 2016:

Staff comment:

Add a new paragraph in the Prospectus section for Principal Risks of the Growth Fund to address risks in the technology sector.

Response:

The fund will add a new paragraph to the Principal Risks section for the Growth Fund as follows:

Technology Sector Risk:  The fund may, at times, invest a substantial portion of the portfolio in companies in the technology sector.  Companies in this sector are subject to the risk of rapidly changing technological developments and highly competitive industry participants.  As a result, many companies can have variable earnings and may not pay dividends, leading to higher volatility as investor expectations shift.

Staff comment:

Correct confusion regarding the unified fee and expense limitation agreement in Note 1 as part of the section for Fees and Expenses of the Fund in the Prospectus for each fund.

 Response:

The Fund will revise the fee table and notes to the fee table for each fund in the prospectus to reflect the fee schedule in the Investment Advisory Agreement with additional items to reflect the adjustment as per the Expense Limitation Agreement.  The funds will prepare revised expense disclosures for each fund to be used as a “sticker” to the prospectus until the next registration filing.

Notes to Annual financial statements filed on Form N-CSR on 3/1/2016:

Staff comment:

In Note 3 of the Notes to Financial Statements, provide additional disclosure regarding the nature of services provided by third parties.

 Response:

Additional disclosure will be added to Note 3 as follows:

As Administrator to the Trust, the Advisor oversees the third-party service providers.  The Advisor will pay all expenses related to management and administrative support for the Funds, including those third-party services currently under contract, as approved by the Board.  The Advisor will also pay from the Shareholder Services Fee certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) that charge a fee for providing distribution related services and/or performing certain administrative functions for the Fund shareholders.

Registration statement filed on Form N-1A on 3/1/2016:

Staff comment:

The Expense Limitation Agreement should be filed with the Registration Statement.

 Response:

The Expense Limitation Agreement will be filed under Item 23(h) of the Registration Statement.

Additional Items:

Staff comment:

Correct non-operational www.manorfunds.com link.

 Response:

The link for www.manorfunds.com has been restored and procedures initiated to test the link periodically.

Staff comment:

Verify that bond coverage is in place with sufficient coverage.

 Response:

Bond coverage is in place and with sufficient coverage as required under the rule.  The 40-17g filing has been submitted, providing information on the bond and coverage.

With regard to your comments and our response I acknowledge that Manor Investment Funds is responsible for the adequacy and accuracy of the disclosure in the filings.  I also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Principal Executive Officer

Principal Financial Officer

Manor Investment Funds

Cc:

Michael Baranowsky

Sanville & Company

Cc:

Board of Trustees

Manor Investment Funds